                                                                EXHIBIT (c)(7)



      OWNERSHIP BY MANAGEMENT OF EQUITY SECURITIES. The following table sets forth the beneficial ownership, as of March 1, 1996, of Conrail Common Stock and Conrail Preferred Stock of each director and nominee, each of the executive officers named in the Summary Compensation Table and all directors and executive officers as a group. Unless otherwise indicated, each such person has sole voting and investment power with respect to such shares of Conrail Common Stock and sole voting power with respect to such shares of Conrail Preferred Stock. The ESOP Trustee holds sole investment power with respect to all shares of Conrail Preferred Stock. As of March 1, 1996, all Conrail directors and officers as a group owned less than one percent (1%) of the aggregate outstanding Conrail Common Stock and Conrail Preferred Stock.


                                                       Amount and Nature
                         Name and Title                  of Beneficial
  Title of Class         of Beneficial Owner              Ownership
---------------------    ------------------------     ------------------
Conrail Common Stock     James A. Hagen                        63,753(1)
                           Chairman of the Board of
                             Directors

                         H. Furlong Baldwin                     2,000
                             Director

                         Claude S. Brinegar                     1,000
                             Director and Nominee

                         Daniel B. Burke                        2,000
                             Director and Nominee

                         Kathleen Foley Feldstein                 700
                             Director

                         Roger S. Hillas                        2,362
                             Director and Nominee

                         E. Bradley Jones                       1,000
                             Director and Nominee

                         David B. Lewis                         1,200
                             Director

                         John C. Marous                           800
                             Director

                         Raymond T. Schuler                     7,788
                             Director

                         David H. Swanson                         441
                             Director

                                                       Amount and Nature
                         Name and Title                  of Beneficial
  Title of Class         of Beneficial Owner              Ownership
---------------------    ------------------------     ------------------

                         David M. LeVan                        86,107(1)
                             Director, President and
                             Chief Executive Officer

                         H. William Brown                      87,137(1)
                             Senior Vice President -
                             Finance and Administration

                         Bruce B. Wilson                       55,118(1)
                             Senior Vice President - Law

                         Ronald J. Conway                      16,689(1)
                             Senior Vice President-
                             Operations

                         George P. Turner                      26,101(1)
                             Senior Vice President-
                             Automotive Service Group

                         All Directors and Executive          658,828(2)
                         Officers as a group(3)

---------

 (1) For  Messrs.  Hagen, LeVan, Brown, Wilson, Conway, and
     Turner, respectively, includes options exercisable within 60 days to acquire 0, 33,691, 55,639, 42,905, 9,250 and 16,107 shares of
     Conrail Common Stock and 2,004, 2,080, 2,061, 2,052, 2,002 and 1,737
     shares of Conrail Preferred Stock allocated to the accounts of the named officers pursuant to the ESOP. Shares of Conrail Preferred Stock are convertible into shares of Conrail Common Stock at any time on a share-for-share basis, subject to certain antidilution adjustments. As a result, ownership of shares of Conrail Preferred Stock is deemed to be ownership of an equal number of shares of Conrail Common Stock.

 (2) Includes options exercisable within 60 days to acquire
     341,897 shares of Conrail Common Stock and 45,621 shares of Conrail Preferred Stock allocated to the accounts of individual officers pursuant to the ESOP. This number also includes shares held by all officers of Consolidated Rail Corporation.

 (3) Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder require that certain officers, directors and 10% beneficial owners of Conrail Common Stock file with the Securities and Exchange Commission, within specified time periods, reports concerning transactions in Conrail securities. Based on its review of the filed forms or written representations that, in certain instances, no filing is required, Conrail believes that all Section 16(a) filing requirements during 1995 were complied with, except that one timely report by each of L. M. Passa and G. P. Turner failed to include certain shares acquired through dividend reinvestment, and one report reflecting the sale of shares by each of G. H. Kuhn and G. M. Williams after their respective status as Conrail officers ceased was not timely filed.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      DIRECTORS' COMPENSATION. Directors who are not officers of Conrail receive an annual fee of $25,000 and a fee of $1,000 for each Board and Board committee meeting they attend. Each such director who is a chairman of a Board Committee receives an additional annual fee of $2,000, except the chairman of the Audit Committee who receives an additional annual fee of $2,500. Directors who are officers of Conrail are not paid any fees for service on the Board or on any Board Committees.

     Conrail maintains a Retirement Plan for Non-Employee Directors that provides each director who is not an employee or former employee of Conrail with a retirement benefit equal to the product of (1) one-twelfth of his or her annual retainer fee from Conrail in effect at the time the director ceases to serve as a member of the Board and (2) the number of full months, up to 120, he or she served on the Board, including service on the Board of Consolidated Rail Corporation prior to July 1, 1993.

     Benefits are payable in cash, from Conrail's general assets, in equal monthly installments over the ten-year period beginning with the month following the later of (1) the month in which the director ceases to serve on the Board or (2) the month in which the director attains age 65. Notwithstanding the foregoing, (1) the benefits of directors who cease to serve on the Board on account of disability commence with the month following the month in which the director ceases to serve on the Board, and (2) after a director's death, his or her benefits shall be paid to the director's designated beneficiary, or in the absence of a written designation, to the director's estate, in a lump sum, as soon as practicable following the director's death.

      Benefits are forfeited in the event the director, before he or she attains age 65, is removed from the Board for cause or voluntarily resigns from the Board, unless the resignation is approved by the Board on account of a conflict between the interests of the director and the interests of Conrail.

       Conrail also maintains a Board of Directors Charitable Contributions Program pursuant to which Conrail has purchased life insurance policies of $1 million on the life of each director. Upon the death of an individual director, Conrail will donate $1 million in five annual installments of $200,000 each to one or more qualifying educational or charitable organizations designated by the director, and will be reimbursed by the life insurance proceeds. Individual directors derive no financial benefit from the program; all charitable deductions accrue solely to Conrail. In 1995, a donation of $200,000 was made under the program on behalf of the late Ann F. Friedlaender.

       COMPENSATION OF EXECUTIVE OFFICERS. The following table provides certain summary information concerning compensation awarded to, earned by or paid in 1995 to Conrail's Chairman and former Chief Executive Officer, James A. Hagen, Conrail's current President and Chief Executive Officer, David M. LeVan, and each of the four other most highly compensated executive officers of Conrail (determined as of the end of the last fiscal year (December 31, 1995) and hereafter referred to as the "named executive officers") for all services rendered in all capacities to Conrail and its subsidiaries during the fiscal years ended December 31, 1993, 1994 and 1995.

                          SUMMARY COMPENSATION TABLE

                                                              Annual Compensation
                               Long-Term Compensation                 Awards
                           -----------------------------   ------------------------------
     (a)                    (b)       (c)          (d)           (f)               (g)          (i)

                                                                             Securities
Name and                                                      Restricted     Underlying      All Other
Principal                            Salary       Bonus      Stock Award(s)  Options/SARS    Compensation
Position                    Year       ($)         ($)           ($)             (#)            ($) (1)
------------                ----    --------    --------    --------------  ------------    ------------

J. A. Hagen ..........      1995    $202,044    $173,798       $      0(2)        33,000          $9,000
 Chairman & Former CEO      1994     647,985      85,000        630,000(3)                        10,697
                            1993     646,899      19,500        615,576(4)                        15,434

D. M. LeVan ..........      1995     514,519      24,759        509,976(2)        30,746           9,000
 President & CEO

H. W. Brown ..........      1995     290,761      13,946        203,294(2)         9,000           9,000
 Sr. Vice President -       1994     280,150      14,000        189,000(3)                         9,000
 Finance & Admin.           1993     264,995       7,990        189,163(4)                         8,994

B. B. Wilson .........      1995     253,026     114,792         27,425(2)         9,000           9,000
 Sr. Vice President -Law    1994     245,040     122,500              0(3)                         9,000
                            1993     243,075      77,028         55,742(4)                         8,994

R. J. Conway .........      1995     223,889     101,367         27,425(2)         9,000           9,000
 Sr. Vice President -       1994     166,940      88,023              0(3)                         9,000
 Operations                 1993     146,715       4,467         76,458(4)                         8,994

G. P. Turner .........      1995     198,881       9,578        148,214(2)         9,000           9,000
 Sr. Vice President -       1994     150,460      65,178              0(3)                         9,000
 Automotive Sv. Grp.        1993     122,613       3,735         73,756(4)                         8,994

------

 (1) These amounts represent Conrail's matching contribution in the form of Conrail Preferred Stock of amounts deferred by the named executive officers through a 401(k) plan during 1995, 1994 and 1993. The shares are allocated based on the per share price set at the time the shares were purchased by the plan. With respect to Mr. Hagen, an additional $1,697 was contributed in 1994 and $6,440 in 1993 for his annual supplemental term life insurance premium.

(2) This figure represents the following: (i) the full market value as of the January 31, 1996 grant date of restricted shares of Conrail Common Stock awarded to the named executive officer as a result of a 1995 bonus deferral, and is composed of the amount of the 1995 bonus that such officer elected to defer ($277,546, $117,246 and $80,526, for Messrs. LeVan, Brown
     and Turner respectively) plus a matching contribution by Conrail in the amount of 50% for Messrs. LeVan, Brown and Turner (each determined by the length of the deferral period elected by such named executive officer); and (ii) the value of shares of Conrail Common Stock awarded on January 22, 1996 in settlement of performance shares granted on January 1, 1995 based on Conrail's having met certain predetermined financial performance goals (computed at a fair market value of $68.5625). The number of shares of restricted stock was determined by the fair market value of Conrail Common Stock on January 31, 1996 ($70.3125). Dividends are paid on all restricted shares.

     As of December 31, 1995, Messrs. LeVan, Brown, Wilson, Conway, and Turner held, respectively, 9,352, 9,958, 2,134, 2,061, and 1,706 restricted shares of Conrail Common Stock worth $351,024, $444,823, $102,928, $85,456 and $70,250, respectively, net of the payments which such officers would have been entitled to receive absent their elections to take restricted shares instead of cash bonuses. Valuation is based on the closing price of Conrail Common Stock on December 31, 1995 ($70.00). These numbers exclude shares received in January 1996 pursuant to such officers' 1995 bonus deferrals, if any, and shares previously acquired through bonus deferrals as to which restrictions lapsed prior to December 31, 1995.

(3) This figure represents the full market value as of the January 31, 1995 grant date of restricted shares of Conrail Common Stock awarded to the named executive officer as a result of a 1994 bonus deferral, and is composed of the amount of the 1994 bonus which such officer elected to defer ($420,000 and $126,000 for Messrs. Hagen and Brown, respectively) plus a matching contribution by Conrail in the amount of 50%. The number of shares of restricted stock was determined by the fair market value of Conrail Common Stock on January 31, 1995 ($52.875).

(4) This figure represents the full market value as of the February 7, 1994 grant date of restricted shares of Conrail Common Stock awarded to the named executive officer as a result of a 1993 bonus deferral, and is composed of the amount of the 1993 bonus which such officer elected to defer ($410,800, $126,237, $46,452, $58,814 and $49,171 for Messrs. Hagen,
     Brown, Wilson, Conway and Turner, respectively) plus a matching contribution by Conrail in the amount of 50% for Messrs. Hagen and Brown, and a matching contribution by Conrail in the amount of 20% and 30%, respectively, for Messrs. Wilson and Conway (each as determined by the length of the deferral period elected by such named executive officer). The number of shares of restricted stock was determined by the fair market value of Conrail Common Stock on February 7, 1994 ($61.6875).


     904 shares of restricted stock held by Mr. Wilson vested on February 7, 1996, two years from the date of the award, and 1,239 shares of restricted stock held by Mr. Conway will vest on February 7, 1997, three years from the date of the award.



The following table contains information concerning the grant of stock options made to the named executive officers during the fiscal year ended December 31, 1995.

                Option/SAR Grants in Last Fiscal Year


                                                                                            Grant Date
                                           Individual Grant                                   Value
--------------------------------------------------------------------------------------     -------------
     (a)                   (b)              (c)            (d)            (e)                  (f)


                        Number of       % of Total
                        Securities     Options/SARs
                        Underlying     Granted to      Exercise or                         Grant Date
                        Options/SARs   Employees in     Base Price                        Present Value
   Name                 Granted(#)     Fiscal Year        ($/sh)      Expiration Date         ($)(4)
-------------          -------------   ------------    -----------    ---------------     -------------
J. A. Hagen ......         33,000              6.4%       $50.6875          (1)                $458,370

D. M. LeVan ......          6,500(2)           1.3%       $50.6875    January 1, 2005            90,285
                           13,000(3)           2.5%       $50.6875    January 1, 2005           180,570
                            3,749(2)           0.7%       $54.1250    January 1, 2005            50,124
                            7,497(3)           1.5%       $54.1250    January 1, 2005           100,235

H. W. Brown ......          3,000(2)           0.6%       $50.6875    January 1, 2005            41,670
                            6,000(3)           1.2%       $50.6875    January 1, 2005            83,340

B. B. Wilson .....          3,000(2)           0.6%       $50.6875    January 1, 2005            41,670
                            6,000(3)           1.2%       $50.6875    January 1, 2005            83,340

R. J. Conway .....          3,000(2)           0.6%       $50.6875    January 1, 2005            41,670
                            6,000(3)           1.2%       $50.6875    January 1, 2005            83,340

G. P. Turner .....          3,000(2)           0.6%       $50.6875    January 1, 2005            41,670
                            6,000(3)           1.2%       $50.6875    January 1, 2005            83,340

-------

(1)   These options were forfeited on Mr. Hagen's retirement in March 1995.

(2) Exerciseable as of January 22, 1996, based on Conrail's achievement of a pre-established 1995 cash flow goal.

(3) Exerciseable in two increments based on Conrail's achievement of pre-established cash flow goals for 1997 and 1998, or proportionately in 1998, based on Conrail's achievement of a pre-established three-year, cumulative cash flow goal. If none of the foregoing goals is met, the options become exerciseable in total on January 1, 2000, and expire June 30, 2000.

(4) Based on modified Black-Scholes option pricing model assuming a five-year term and that dividends are compounded quarterly and risk-free rates are compounded continuously over the expected option term. Dividend yield for the $50.6875 and $54.125 options are 3.35% and 3.14%, respectively, and risk free rates of return are 7.82% and 5.85%, respectively, using daily volatility rates of 26.45% and 26.69%, respectively.

      The following table provides information concerning the exercise of stock options during the fiscal year ended December 31, 1995, by each of the named executive officers and the value of unexercised stock options held by each such officer as of December 31, 1995.


         Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values


     (a)                        (b)                 (c)                     (d)              (e)


                                                                       Number of
                                                                       Securities          Value of
                                                                       Underlying         Unexercised
                                                                       Unexercised       In-the-Money
                                                                       Options/SARs       Options/SARs
                                                                       at FY-End (#)      at FY-End ($)
                                                                      -------------      ----------------
                         Shares Acquired                               Exercisable/       Exercisable/
     Name                On Exercise (#)    Value Realized ($)        Unexercisable      Unexercisable(1)
-----------------        ---------------    ------------------        -------------      -----------------
J. A. Hagen......                 40,000            $1,483,750             E 31,250           E $  851,563
                                                                           U      0           U          0

D. M. LeVan......                      0                     0             E 33,691           E    822,532
                                                                           U 32,205           U    591,767

H. W. Brown......                      0                     0             E 55,639           E  2,292,200
                                                                           U 13,811           U    327,975

B. B. Wilson....                       0                     0             E 42,905           E  1,586,782
                                                                           U 13,811           U    327,975

R. J. Conway....                       0                     0             E  9,250           E    227,875
                                                                           U  9,125           U    200,281

G. P. Turner....                       0                     0             E 16,107           E    515,622
                                                                           U  9,125           U    200,281

----------

(1)   This valuation is based on the fair market value of Conrail
      Common Stock on December 31, 1995 ($69.8765).


       Long-Term Incentive Plans - Awards in Last Fiscal Year

                                                                 Estimated Future Payouts
                                                              under Non-Stock Price-Based Plans
                                                             ----------------------------------
       (a)                 (b)                   (c)            (d)         (e)        (f)

                              Number of
                                Shares,        Performance
                               Units or           or Other
                                  Other       Period Until
                              Number of         Maturation
           Name            Rights(#)(1)          or Payout  Threshold(#)  Target(#)  Maximum(#)
    -------------------  --------------    ---------------  ------------  ---------  ----------
    J. A. Hagen(2).....           2,948    Jan. 1997 -1998             0          0           0

    D. M. LeVan........           2,746    Jan. 1997 -1998         2,471      2,746       2,746

    H. W. Brown........             800    Jan. 1997 -1998           720        800         800

    B. B. Wilson.......             800    Jan. 1997 -1998           720        800         800

    R. J. Conway.......             800    Jan. 1997 -1998           720        800         800

    G. P. Turner.......             800    Jan. 1997 -1998           720        800         800

---------

   (1) Represents two-thirds of the performance shares granted to the named executive officers in 1995. The performance shares potentially vest in two successive increments, based on Conrail's performance as measured against annual cash flow goals in each of 1996 and 1997. At the end of 1997, unvested performance shares will have an opportunity to vest proportionately if Conrail has met 90% or more of a three-year, cumulative cash flow goal. Performance shares not vested under one of the foregoing scenarios will be forfeited. The first third, which vested based on Conrail's performance during 1995, was paid to recipients on January 22, 1996, and the value of that award is included in column (f) of the Summary Compensation Table.

    (2) Upon his retirement in March 1995, Mr. Hagen forfeited 2,948 performance shares granted on January 1, 1995, that would have qualified as Long-Term Incentive Compensation. The value of performance shares vesting and paid to Mr. Hagen in January 1996 is included in column (f) of the Summary Compensation Table.


              Pension Plan Table and Related Disclosure

      The following table shows estimated annual retirement benefits payable under the Supplemental Pension Plan of Consolidated Rail
Corporation.


                              Years of Service
                     ------------------------------------------

Remuneration         15 YRS   20 YRS   25 YRS   30 YRS   35 YRS
------------         ------  -------  -------  -------  -------
$  125,000           20,928   27,905   34,881   41,857   48,833
   150,000           26,178   34,905   43,631   52,357   61,083
   175,000           31,428   41,905   52,381   62,857   73,333
   200,000           36,678   48,905   61,131   73,357   85,583
   225,000           41,928   55,905   69,881   83,857   97,833
   250,000           47,178   62,905   78,631   94,357  110,083
   300,000           57,678   76,905   96,131  115,357  134,583
   400,000           78,678  104,905  131,631  157,357  183,583
   450,000           89,178  118,905  148,631  178,357  208,083
   500,000           99,678  132,905  166,131  199,357  232,583
   600,000          120,678  160,905  201,131  241,357  281,583
   700,000          141,678  188,905  236,131  283,357  330,583
   750,000          152,178  202,905  253,631  304,357  355,083
 1,250,000          257,178  342,905  428,631  514,357  600,083
 1,500,000          309,678  412,905  516,131  619,357  722,583
 1,750,000          362,178  482,905  603,631  724,357  845,083
 2,000,000          414,678  552,905  691,131  829,357  967,583

     Messrs. Hagen, LeVan, Brown, Wilson, Conway and Turner have 15, 18, 17, 16, 26 and 35 years of credited service, respectively. Compensation covered by the Pension Plan consists of an employee's wages for federal income tax purposes (see column (c) to the Summary Compensation Table plus any bonus paid in 1995; column (d) reflects bonuses earned in the stated year, but not paid in such year), excluding reimbursements, fringe benefits, gains from the exercise of employee stock options, and contributions to deferred compensation plans other than employee deferrals under Conrail's Matched Savings Plan. In 1995, the covered compensation of Messrs. Hagen, LeVan, Brown, Wilson, Conway and Turner was $1,612,709, $596,388, $455,443, $289,714, $282,349 and $322,246, respectively.
The table above shows estimated annual retirement benefits, after application of the Pension Plan's railroad retirement offset, payable to participants as a straight life annuity under the Pension Plan upon normal retirement at age 65 based upon final average compensation and years of Conrail service. The table does not reflect statutory limits on benefits under tax-qualified plans.

       Employment Agreements and Termination of Employment and
                   Change in Control Arrangements

      Conrail entered into an employment agreement with Mr. Hagen in connection with his employment as Conrail's Chairman and Chief Executive Officer. Mr. Hagen also serves as a member of the Board, subject to shareholder approval. The employment agreement terminated upon Mr. Hagen's retirement, effective March 31, 1995. Under the agreement, Mr. Hagen receives supplemental retirement benefits equal to any difference between (a) the estimated retirement benefits to which he would have been entitled from CSX Distribution Services, Inc. ("CSX") if he had continued his employment with CSX throughout the time employed by Conrail, and (b) his actual retirement benefits from Conrail and CSX. Mr. Hagen's annual supplemental retirement benefits under the referenced provisions are approximately $300,000. These supplemental retirement benefits are paid from Conrail's general assets in the form of an annuity for the life of Mr. Hagen, and do not reflect the pre- and post-retirement survivor protections elected by Mr. Hagen.

      To ensure that Conrail will have the continued dedicated service of certain executives notwithstanding the possibility, threat or occurrence of changes in control, Conrail has entered into severance agreements with the officers named in the Summary Compensation Table, other than Mr. Hagen. The agreements generally provide that if the executive is Terminated other than for Cause within three years after a Change in Control, or within two years of regulatory approval of such Change in Control, each as defined in the agreement, such executive is entitled to receive severance benefits. Such benefits would be equal to a lump sum payment equal to all previously accrued cash compensation, three times the sum of the then-current base salary and highest annual bonus earned within the previous three calendar years, together with certain other payments and benefits, including continuation of employee welfare benefits and an additional payment to compensate the executive for certain excise taxes imposed upon payments under such agreements.
In addition, such Termination would result in the acceleration of vesting or lapse of restricted periods on previously granted stock-based incentive awards.